

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

September 17, 2019

<u>Via E-mail</u>
Timothy King
President
WFN Credit Company, LLC
One Righter Parkway, Suite 100
Wilmington, Delaware 19803

>   **Re: WFN Credit Company, LLC, World Financial Network Credit Card Master
>   Trust and World Financial Network Credit Card Master Note Trust
>   Form 10-K/A
>   Filed September 4, 2019
>   File No. 333-60418, 333-60418-01 and 333-113669**

Dear Mr. King:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Katherine Hsu

    Katherine Hsu
    Office Chief